FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of February, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica -Tender Offer and Issuance of Debt	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Telefónica Europe B.V. (the "Issuer") invites today the holders of its outstanding EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "Notes") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor"), to tender such Notes for purchase by the Issuer for cash up to a maximum aggregate principal amount to be determined by the Issuer in its sole and absolute discretion (the "Maximum Acceptance Amount") (such invitation the "Offer"). The Maximum Acceptance Amount will equal the principal amount of the New Notes (as defined below) issued.
The Offer is being made on the terms and subject to the conditions contained in the tender offer memorandum dated 3 February 2021 (the "Tender Offer Memorandum") and is subject to the restrictions set out in the Tender Offer Memorandum. Capitalised terms used and not otherwise defined in this announcement have the meaning given in the Tender Offer Memorandum.

Summary of the Offer

Description of Notes	ISIN	First Reset Date	Aggregate Principal Amount Outstanding	Purchase Price	Amount subject to the Offer
EUR 1,000,000,000 Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities Current Coupon: 3.750%	XS1490960942	15/03/2022	EUR 1,000,000,000 (100% of the original nominal)	EUR 103,310 per EUR 100,000	An aggregate principal amount to be determined by the Issuer in its sole and absolute discretion which will equal the principal amount of New Notes (as defined herein) issued

The Offer commences on 3 February 2021 and will expire at 17:00 CET on 10 February 2021 (the "Expiration Deadline"), unless extended, re-opened, withdrawn or terminated at the sole discretion of the Issuer.

Purpose of the Offer
The purpose of the Offer is, amongst other things, to proactively manage the Issuer's layer of hybrid capital. The Offer also provides Noteholders with the opportunity to switch into the New Notes ahead of an upcoming first call date.
New Financing Condition
The Issuer intends to issue new EUR denominated Undated 8.25 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities guaranteed by the Guarantor (the "New Notes"). Whether the Issuer will accept for purchase any Notes validly tendered in the Offer is subject, without limitation, to the settlement of the issue of the New Notes (the "New Financing Condition").
Purchase Price
The price payable per EUR 100,000 in principal amount of the Notes will be EUR 103,310 per EUR 100,000. In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the Notes from, and including, the interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be no later than 15 February 2021.
Notes repurchased by the Issuer pursuant to the Offer may be cancelled. Notes which have not been validly tendered and accepted for purchase pursuant to the Offer will remain outstanding after the Settlement Date.
Maximum Acceptance Amount
The Issuer proposes to accept the Notes for purchase up to the Maximum Acceptance Amount on the terms and conditions contained in the Tender Offer Memorandum. The Maximum Acceptance Amount will be announced following the pricing of the New Notes.
Indicative Timetable

Date	Number of Business Days from and including Launch	Action
3 February 2021	1	Commencement of the Offer
On or before the Expiration Deadline		Pricing of the New Notes Announcement of the Maximum Acceptance Amount.
17:00 CET on 10 February 2021	6	Expiration Deadline Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offer.
At or around 10:00 a.m. CET on 11 February 2021	7
Announcement of Result of Offer
Announcement of the Issuer's decision whether to accept valid tenders of Notes for purchase, subject only to the satisfaction of the New Financing Condition and, if so accepted, details of the final aggregate principal amount of the Notes tendered and accepted for purchase pursuant to the Offer, together with any applicable pro-ration factor.

Expected to be on 15 February 2021	9	Settlement Subject to satisfaction of the New Financing Condition, expected Settlement Date for the Offer. Payment of Purchase Consideration and Accrued Interest Payment in respect of the Offer.

Madrid, 3 February 2021

Neither the Offer, the Tender Offer Memorandum nor this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under the restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 3, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors